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FORM C

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Republic Boot Co

Houston, TX

0% OF MINIMUM GOAL

$0 raised

$107,000 min target

Investment Type: Revenue Sharing Note
Investment Multiple: up to 1.4%

COMING SOON

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Highlights

Company Description

The Boot Industry

Republic's Business Model

Competitive Positioning

Sales Channels

Execution

Investment Details

Data Room

Use of Proceeds

The Team

Bonus Rewards

Gallery

Comments

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This offering is being conducted pursuant to the SEC's conditional and temporary disclosure rules. Financial statements have been certified by the principal executive officer of the Company instead of by an independent third party. Reviewed or Audited Financial statements by an independent public accountant were unavailable at the time of the Company's filing.

✫ Highlights ✫

Dynamic custom bootmaker has launched its own private brand, the 1836 Collection, and is building a direct-to-consumer (D2C) online model Offering a premium yet affordable option for its expanding clientele

- Manufacturing, operations, and supply chain have been established to scale the growth of this business line
- High margin products will add to the business's bottom line

Republic Boot Co. has an established track record as one of the industry's leaders in custom, handcrafted cowboy boots

- The company has a strong following for its dedication to authentic, high-quality bootmaking
- Five years of profitable operating history and increasing year-over-year demand

Team of talented designers with decades of experience as bootmakers and a founder with deep supply chain expertise

- Founder Chris Conrad is a career engineer managing global supply chains
- Design team deeply understands the needs of consumers of all occasions, ranging from professionals to wedding parties to celebrities

✫ Company Description ✫

Republic Boot Co. ("Republic") is a dynamic bootmaker based in Houston, Texas, and over the past five years, the company has quietly become one of the industry leaders in custom cowboy boots. Republic sets itself apart from the competition by uniquely branding itself within the luxury, hand-crafted custom boot segment of the market as well as offering its own high-end brand of boots, the 1836 Collection. All other companies in the market try to cater to one market or the other, but Republic's unique strategy and positioning in the market have allowed it to expand into both markets..



Despite a tough year in 2020, Republic actually grew its revenues during the pandemic. The growth of Republic Boot Co supporters has been substantial. The company has a 4.9 star rating (out of 5.0) on Google and Facebook with hundreds of raving reviews. The number of Facebook Likes has nearly doubled each year, with now over 50,000 (far greater than any other custom boot company).

The team has a clear plan to accelerate growth in the business. Leveraging its established brand and reputation in the bespoke boot market, it plans to invest in the highly scalable growth of its 1836 Collection. The added products offer a new, more affordable price point for a much wider audience. A strong push into online, direct-to-consumer sales with an established supply chain offers significant growth opportunities for the business.

Republic was founded by Chris Conrad, a career engineer that traveled the world and found his greatest passion in keeping his proud Texas traditions alive. Managing Partner 'Blanco' Brad Boyer is a master of many things (award winning singer/songwriter, bootmaker, and family man). 'Fireball Bill' is someone that doesn't meet a stranger and is the energy of the team. 'Reverend' Raul is the master bootmaker and is the engine behind the quality product. Raul was making boots for John Wayne, Steve McQueen, and Roy Rogers way back and a long list of notable figures. The leadership team is a reflection of an entire cast of all-stars that make up the Republic company, all of whom are deeply passionate about the business and have played a critical role in its success.

 

Creating a brand means focusing in on the core attributes of your target and working hard to not stray from those. I created Republic Boot Co. as a quality-centric brand that would encompass the long-standing traditions of this iconic cultural item, the Texas Cowboy Boot. We bring in the best craftsmen and do not cut any corners. We brand the company in a way that has the authenticity of "real Texas" and identify with the "everyday Texan," not as a stuffy or pretentious product. It's too easy these days to use manufacturing shortcuts and low quality materials (especially if you can't see it). There are many boot companies out there hitting the boot entry market, but we went after the harder segment of the market and established ourselves as one of the leaders in custom boots. For our brand, we stay true to the old time Texas bootmaking traditions of quality, but we have fun with our styles and unique hides. Our love for Texas Music and giving back to the community make it a rewarding time as well.

✰ The Boot Industry ✰

The Western boot industry is a multi-billion dollar market and is primarily divided into two segments - Stock and Custom Boot lines.

Custom

The Custom boot segment is highly fragmented and represented by many small bespoke shops across America. These shops have limited production and are usually very niche and specialty-focused. Wait times on boots are usually a year or longer (Republic is six months). This market is less than 5% of the industry, but it gets a lot of attention because of the beautiful boots that are displayed throughout popular culture as the 'symbol' of Texas.

Stock

The Stock boot segment is dominated by companies and brands that manufacture large volumes of repetitive styles in different sizes. Those boots are then sold through retail chains such as Cavenders, Boot Barn, and etc.

Recently there have been new companies that have entered into the stock boot space and have bypassed the distribution model by selling direct-to-consumer.

✰ Republic's Business Model ✰

Most custom boot makers are sole proprietors in the craft business and do not see any reason to burden themselves with a stock boot line. Most stock boot makers want to turn as much inventory as possible and do not want to be bogged down with anything special.

The barrier to entry to either path is very high. For luxury, custom-designed boots, the ability to acquire skilled artisans is extremely difficult. With stock boots, the ability to set up a supply chain that produces reliable and consistent quality is equally as difficult.

Republic Boot Co. has established a strong foothold in both of these domains, and it is primed for growth in 2021.

With its specialty and custom designs, the company has made a name for itself as a luxury provider. A team of talented designers and true craftsmen have been paired with experts in supply chain and business to offer world-class products in half the time of other custom boot makers.



While the custom boot service has established a strong reputation for the brand, Republic Boot Co. made the strategic decision to enter the market with a stock collection as well. It launched its 1836 Collection in 2019 after careful research, design, and supply chain evaluations. The Republic team established key factory relationships in Leon, Mexico (regarded as the leather capital of the world for over 400 years) and put a framework in place to develop a line of upscale boots at competitive price points. The quality of hides and the manufacturing capability and capacity in the region is one of the best in the world, providing

Republic with the ability to significantly scale up production on demand. This year, the company plans to drive significant growth in revenues through the expansion of its online site and by selling its 1836 Collection direct-to-consumer.

Through multiple reorders, the Mexico supply chain is now clear and established. The permits through US Fish & Wildlife are in place to bring exotic hides across the border, and a customs broker is also in place to support in the supply chain logistical clarity.

✫ Competitive Positioning ✫

Republic Boot Co. has a competitive benchmark in the industry that it is tracking closely. The 1836 Collection, while priced aggressively compared to traditional retailers, remains a premium boot. The boot quality and materials are a step above the competition. The premium price point not only sets the brand apart, it also provides the business a greater margin per unit that benefits the bottom line.

In addition to cost-savings offered by the direct-to-consumer business model, Republic believes it is better positioned to leverage its identity and authenticity as a true boot maker. The Republic Boot Co. brand has established a premium platform that stands for quality, craftsmanship, and luxury. This provides instant credibility for the 1836 Collection.



✫ Sales Channels ✫

The 1836 Collection growth will be primarily online. Republic currently hosts two websites, one for the custom boot shop and one as an e-commerce platform that sells the collection as well as other retail items. From a technology standpoint, the site has been designed using the same online platforms and services as Tecovas, providing a robust infrastructure that can scale with the company's growth.

The Republic storefront is located in Houston TX, in the high-class River Oaks district. A new flagship store will open in the Heights (and all operations will move to this new store). Republic treats the store as a showpiece of artistic ability, regularly giving tours or social media seminars on how boots are constructed and why key points are important. The marketing of true handcrafted products helps to sell all the boots. The custom boots are priced around $2,000 per pair. The 1836 Collection offers options that are in the $395 to $695 price range, reaching a broader audience. Continued growth of the 1836 Collection will also increase demand for the custom boots as well, supporting increased revenue.



The new flagship store will be in one of the hottest locations in Houston, and its location will reach a perfect demographic for Republic Boot Co. The retail displays will allow for a bigger showcase of the 1836 Collection (and subsequent storage/online support center), and the thoughtful layout will offer an enhanced experience with live music and group gatherings (i.e. wedding parties) to sell more boots.

✮ Execution ✮

While many businesses struggled in 2020, Republic Boot Co actually grew during the Covid crises (without government assistance). A successful pivot to wedding parties and other targeted markets helped offset the cancellation of Rodeo season, and a significant amount of time was spent optimizing online systems, marketing, and improving store operations to drive growth throughout the challenging year. The team believes that the efforts over the past year will accelerate revenues even faster in 2021.

Republic is seeking an investment from NextSeed investors to coincide with the opening of the new flagship store in the Heights, supporting higher sales. Republic is looking to be primed for a post-Covid boom during the busy 2021 Holiday season and subsequent rodeo season in 2022.

Republic has been conservative since its inception and has been reinvesting all earnings back into the business in order to grow in a responsible way. The company has no debt on its books, and its current growth plans does not require much of an increase in the footprint of the retail storefront. Most of the growth is anticipated to happen online, and offsite inventory storage is currently very cost effective. Much has been learned in order to work out process kinks, logistics, and order fulfilling hurdles. All of the past reinvestment has led to a good problem - more demand for products but the need for additional capital to increase inventory levels. Republic is ready for investments to bring the company to the next level.

✮ Investment Details ✮

Issuer	Type of Offering	Offered By
Republic Boot Co Inc	Regulation Crowdfunding	Offered by NextSeed Securities, LLC

Offering Min	$107,000
Offering Max	$250,000
Min Individual Investment	$100
Type of Securities	Revenue Sharing Note
Investment Multiple	up to 1.4%
Revenue Sharing Percentage	11.50%
Maturity	48 months
Payments	Monthly
Security Interest	First lien on all assets of the business
Ownership % Represented by Securities	0% equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

✰ Data Room ✰

Disclosure Statement	Note Purchase Agreement
VIEW	VIEW

✰ Use Of Proceeds ✰

The business is growing and is aggressively re-investing its profits in this growth. Republic Boot Co seeks investment to increase revenues through an intensification of inventory and advertising for the business.

To capitalize on the existing opportunity, Republic is seeking $250,000. The investment will be allocated as described below to maximize revenues:

- $120K to increase inventory for the 1836 Collection
- $30K for operational support of new Heights location
- $30K for advertising
- $30K to increase the production of custom boots
- $20K for online marketing
- $20K increased stock boot operational and logistical support

✰ The Team ✰





Chris Conrad
Founder

The company was founded by Chris Conrad in 2016. Chris has an Engineering Degree from Texas A&M and an MBA from the University of Liverpool. He has spent his career in the oil & gas industry with a major oil company managing teams of engineers and creating global supply chains. The industry has taken him all over world and exposed him to cultures that reinforced his own desire to keep the Texas culture alive. His passion is Texas and Cowboy boots. There is no harder working person in this industry!

"The success of the company is based on the incredible professionals and craftsmen people that comprise the Republic family. I'm biased but I think we have the best team in the world.

There is a very particular way all of this is put together and this is in the hands of our master bootmaker Raul. We let him take charge of this critical step. The design of the boot is an art. We have a great team that can design boots and we take cues from what the customer wants. Sometimes the customer knows exactly what they want, but most of the time we guide them through the process.

My partner Brad does a great job of blending design aspects to make a beautiful boot. His artistic drawing ability helps us to create unique stitch and cording designs, harkening back to traditional boot making styles. The rest of our team does an incredible job at designing as well.

I've always loved artistic design and the balancing details of color, structure, and aesthetic. I grew up with my Mom as an architect and my Dad as an engineer so I've always been engaged in both of those fields. I've been traveling the world most of my life and lived in Europe for a good amount of time, so as a proud Texan I strive to have Republic Boot Co design works of arts that are admired the world over."

-Chris Conrad, Founder

☆ *Bonus Rewards* ☆

EARLY BIRD REWARD `100 REMAINING`

First 100 investors who invest $200 or more will receive:

- **Exclusive Texas Music Artists Party**
  One invitation to a private, catered opening party with exclusive Texas Music Artists

---

INVEST

$5,000+

- **Complimentary 1836 smooth leather boots**

INVEST

$10,000+

- **Complimentary Custom Blazer and 1836 smooth leather boots**

INVEST

$20,000+

- **Complimentary smooth leather Custom boots**

INVEST

$50,000+

- **Boots & Blazers Package for 5 (custom blazers and 1836 smooth boots)**

☆ *Gallery* ☆

☆ Gallery ☆



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